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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              Amendment No. 8

                        CAROLINA POWER AND LIGHT COMPANY

                                     COMMON

                               CUSIP:  144141108

                               December 31, 1997




            Check the following box if a fee is being paid with this statement _

   (1)    Names of Reporting Persons S.S. or I.R.S.             Wachovia Corporation
  Identification Nos. of Above Persons                          56-1473727
   (2)    Check the Appropriate Box if a Member of a Group      (a)N/A
  (See Instructions)
                                                                (b)N/A
   (3)    SEC Use Only
   (4)    Citizenship or Place of Organization                  North Carolina
  Number of Shares Beneficially Owned by Each Reporting
  Person With
                   (5)    Sole Voting Power                                         494,953
                   (6)    Shared Voting Power                                     7,571,776
                   (7)    Sole Dispositive Power                                    430,918
                   (8)    Shared Dispositive Power                                  120,608

   (9)    Aggregate Amount Beneficially Owned by Each                             8,098,921
  Reporting Person
          (10)  Check if Aggregate Amount in Row 9 Excludes
          Certain Shares (See Instructions)
  (11)    Percent of Class Represented by Amount in Row 9                  5.3%
  (12)    Type of Reporting Person
          (See Instructions)                                                HC

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ITEM 7           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                 ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 The securities to which this report relates are held by Wachovia Bank, NA (IRS Identification number 56-0927594) as trustee.

                 This filing should not be construed as an admission that the trustee or its parent, Wachovia Corporation, are, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any securities covered by this statement.

ITEM 10          CERTIFICATION:

                 BY SIGNING BELOW, I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR EFFECT.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATE:  February 11, 1998

     FOR:   Wachovia Corporation


     BY:    /s/ Ricky B. Nicks
            ---------------------------------------------
            Attorney-in-Fact
            Ricky B. Nicks, Executive Vice President
            Wachovia Operational Services Corporation
            (Authorized by Wachovia Corporation under a limited power of attorney filed with the Schedule 13G for Moore Products, Incorporated. CUSIP 615836103, filed by Wachovia Corporation on February 11, 1998.)





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